Exhibit 23.01
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 23, 2010, relating to the financial statements and financial statement schedules of The Hartford Financial Services Group, Inc. and subsidiaries (collectively “the Company”)(which report expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s change in its method of accounting and reporting for other-than-temporary impairments in 2009 and for the fair value measurement of financial instruments in 2008), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2009.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
August 4, 2010